  Exhibit 99.1

CANAGOLD RESOURCES LTD. 810-625 Howe Street Vancouver, BC V6C 2T6	T: 604.685.9700 F: 604.6685-9744	www.canagoldresources.com CCM: TSX CRCUF: OTCQB

Canagold Intersects 11.1 gpt Au over 17.8 m and 11 gpt over 8.9 m in 2 Separate Hanging-Wall Veins Adjacent to C West Main Vein at
New Polaris Gold Project, BC
__________________________________________________________________

Vancouver, Canada – November 10, 2021 – Canagold Resources Ltd. (TSX: CCM, OTC-QB: CRCUF, Frankfurt: CANA) announces high-grade gold assays for two more drill holes from the ongoing 24,000 meter (m), 47-hole drill program at its 100% owned New Polaris Gold project located in northwestern British Columbia, 100 kilometers (km) south of Atlin and 60 km northeast of Juneau, Alaska.

The focus of the drill program is infill and step-out drilling in the C West Main (“CWM”) vein system which hosts a major part of the gold resources at New Polaris. The intercepts reported below include results for two holes that also intercepted thick intervals of significant gold mineralization in two veins located in the hanging-wall of the CWM vein.

Highlights:

●
Hole 21-1844E3 intersected 11.0 gpt over 8.9 m from 414.4m in the C9 vein, 14.5 gpt over 3.0 m from 438.7m in the C10 vein and 7.92 gpt over 5.0 m from 549.0 m in the CWM Vein.
●
Hole 21-1905E2 intersected 8.10 gpt over 9.9 m from 353.6 in the C9 vein, 11.1 gpt over 17.8 m from 380.9 m in the C10 vein and 4.98 gpt over 7.6 m from 486.0 m in the CWM Vein.

Scott Eldridge, CEO and Director, said, “We continue to see impressive high-grade intervals in our infill drilling which demonstrates the continuity of New Polaris’ mineralization. What’s more, we are now finding impressive high-grade intercepts in the C10 vein, parallel to and about 100m vertically above the C-West Main (CWM) vein. Another previously disclosed high-grade intercept in the C-10 hanging-wall returned 17.1 gpt Au over 8.4 m. None of the C-10 mineralization is in the resources estimate and these intercepts should contribute to an expanded resource.

“With our recently closed Cdn $5.3 million financing we are now funded to continue drilling with two rigs on site throughout the winter months as we march the project towards a feasibility study.”

The intercept of the C10 vein in hole 21-1844E3 has extended the mineralization 90 meters to the west of the nearest previously drilled intercept with a significant down hole thickness of 17.8 meters. The new mineralized intervals of the C9 vein are already starting to define another hanging-wall zone of significant size similar to the C10 vein when combined with previous drill results. The infill drilling of the CWM continues to perform well by further defining the extent and enhancing the status of the resource with intercepts of gold grades over mineable widths as predicted by the geological model.

Out of the planned 47-hole, 24,000 m program, 40 holes have now been completed, of which assay results have been received for 17 holes. All the samples collected from the mineralized zone in these holes have been submitted to the ALS Geochemistry lab in Whitehorse, YT for gold analysis. Detailed information for the five drill holes and the sample assay results and mineralized intercepts are provided in Table 1 and Table 2 below. The collar locations of the five holes in relation to other drill holes of the infill program are shown on the Drill Hole Location Map and the mineralized intercepts relative to previous drilling on the 3D Model.

Infill Holes to Upgrade Inferred Resources to Indicated Resources

The current drill program is designed primarily to in-fill drill the Inferred Resources of the CWM vein system within the currently defined resources in the PEA*. The infill drill holes range in depth from 300 to 650 m and are designed to provide greater density of drill intercepts (20 – 25 m spacing) in areas of Inferred Resources between 150 and 600 m below surface. The improved drill density will be used to upgrade parts of the Inferred Resources to Indicated Resources for inclusion in a future feasibility study.

*The New Polaris resource is contained within a preliminary economic assessment (“PEA”) report which was prepared by Moose Mountain Technical Services in the format prescribed by NI43-101 Standards of Disclosure for Mineral Projects, and filed on SEDAR April 18, 2019.

New Polaris Overview

Canagold’s flagship asset is the 100% owned New Polaris Gold Mine project located in northwestern British Columbia about 100 kilometers south of Atlin, BC and 60 kilometers northeast of Juneau, Alaska. The property consists of 61 contiguous Crown-granted mineral claims and one modified grid claim covering 850 hectares. New Polaris lies within the Taku River Tlingit First Nations traditional territory. Canagold is committed to providing employment and business opportunities that help support the local economies in the vicinity of its exploration projects.

The New Polaris gold deposit is an early Tertiary, mesothermal gold-bearing vein system occupying shear zones cross-cutting late Paleozoic andesitic volcanic rocks. It was mined by underground methods from 1938 to 1942, and again from 1946 to early 1951, producing approximately 245,000 oz gold from 740,000 tonnes of ore at an average grade of 10.3 gpt gold. Three main veins (“AB, C and Y”) were mined to a maximum depth of 150 m and have been traced by drilling for up to 1,000 m along strike and up to 800 m down dip, still open for expansion. The gold occurs dominantly in finely disseminated arsenopyrite within quartz-carbonate stock-work veins and altered wall-rocks. Individual mineralized zones extend up to 250 meters in length and 14 meters in width. Average widths more commonly range from 2 to 5 meters.

Qualified Person

Garry Biles, P.Eng, President & COO for Canagold Resources Ltd, is the Qualified Person who reviewed and approved the contents of this news release.

Drill Core Sampling and Quality Assurance – Quality Control Program

Drill core is geologically logged to identify the gold mineralized zones that are allocated unique sample number tickets and marked for cutting using a purpose-built diamond blade rock saw. Half core samples are collected in labelled bags and the other half remains in the original core box stored on site. Quality control (QC) samples including certified reference material standards, blanks and duplicates are inserted into the sample sequence at intervals of one in ten on a rotating basis to monitor laboratory performance and provide quality assurance (QA) of the assay results. Several sample bags are transported together in rice bags with unique numbered security tags attached and labelled with Company and lab contact information to ensure sample security and chain of custody during shipment to the lab.

The samples are submitted to the ALS Geochemistry lab in Whitehorse, YT for preparation and assaying. The entire sample is crushed to 70% passing -2 millimeters and a 250 gram aliquot is split and pulverized to 85% passing -75 microns. Analysis for gold is by 30 gram fire assay and gravimetric finish. A suite of 30 other elements including arsenic, antimony, sulfur and iron are analyzed by aqua-regia digestion Inductively Coupled Plasma Atomic Emission Spectroscopy (ICP-AES). ALS Canada Ltd. is accredited by the Standards Council of Canada and is an ISO/IEC 9001:2015 and 17025:2017 certified analytical laboratory in North America.

"Scott Eldridge”

____________________

Scott Eldridge, Chief Executive Officer

CANAGOLD RESOURCES LTD.

About Canagold - Canagold Resources Ltd. is a growth-oriented gold exploration company focused on generating superior shareholder returns by discovering, exploring and developing strategic gold deposits in North America. Canagold shares trade on the TSX: CCM and the OTCQB: CRCUF.

For More Information - Please contact: Knox Henderson, VP Corporate Development

Toll Free: 1-877-684-9700 Tel: (604) 604-416-0337 Cell: (604) 551-2360

Email: knox@canagoldresources.com Website: www.canagoldresources.com

Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the United States private securities litigation reform act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Statements contained in this news release that are not historical facts are forward-looking information that involves known and unknown risks and uncertainties. Forward-looking statements in this news release include, but are not limited to, statements with respect to the future performance of Canagold, and the Company's plans and exploration programs for its mineral properties, including the timing of such plans and programs. In certain cases, forward-looking statements can be identified by the use of words such as "plans", "has proven", "expects" or "does not expect", "is expected", "potential", "appears", "budget", "scheduled", "estimates", "forecasts", "at least", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "should", "might" or "will be taken", "occur" or "be achieved".

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such risks and other factors include, among others risks related to the uncertainties inherent in the estimation of mineral resources; commodity prices; changes in general economic conditions; market sentiment; currency exchange rates; the Company's ability to continue as a going concern; the Company's ability to raise funds through equity financings; risks inherent in mineral exploration; risks related to operations in foreign countries; future prices of metals; failure of equipment or processes to operate as anticipated; accidents, labor disputes and other risks of the mining industry; delays in obtaining governmental approvals; government regulation of mining operations; environmental risks; title disputes or claims; limitations on insurance coverage and the timing and possible outcome of litigation. Although the Company has attempted to identify important factors that could affect the Company and may cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, do not place undue reliance on forward-looking statements. All statements are made as of the date of this news release and the Company is under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.

Table 1: Drill Hole Collar Information

Hole ID	Mine East	Mine North	Elevation	Dip	Azimuth	Final Depth
21-1844E1	1840.8m	691.9m	19.7m	-72°	355°	362m
21-1844E2	1844.9m	518.0m	17.6m	-74°	340°	548m
21-1844E3	1843.9m	517.2m	17.6m	-78°	344°	584m
21-1905E1	1909.2m	570.3m	17.6m	-74°	334°	488m
21-1905E2	1910.2m	571.6m	17.6m	-78°	334°	521m

Table 2: Drill Core Sample Results Details

Hole ID	From (m)	To (m)	Length (m) [True Width]	Au (gpt)
21-1844E1	306.1	306.5	0.4	9.55
21-1844E1	347.6	349.0	1.4 [1.1]	2.80
21-1844E2	485.3	485.8	0.5	14.1
21-1844E2	511.9	513.0	1.1	5.17
21-1844E2	525.7	526.7	1.0 [0.8]	6.93
C9
21-1844E3	414.4	415.4	1.0	7.16
21-1844E3	415.4	416.4	1.0	17.5
21-1844E3	416.4	417.4	1.0	19.0
21-1844E3	417.4	418.4	1.0	8.91
21-1844E3	418.4	419.4	1.0	5.52
21-1844E3	419.4	420.4	1.0	5.27
21-1844E3	420.4	421.4	1.0	7.74
21-1844E3	421.4	422.3	0.9	23.3
21-1844E3	422.3	423.3	1.0	5.86
21-1844E3	414.4	423.3	8.9	11.0
C10
21-1844E3	438.7	439.8	1.1	8.48
21-1844E3	439.8	440.7	0.9	18.6
21-1844E3	440.7	441.7	1.0	17.6
21-1844E3	438.7	441.7	3.0	14.5
CWM
21-1844E3	549.0	549.9	0.9	5.57
21-1844E3	549.9	550.9	1.0	17.05
21-1844E3	550.9	552.0	1.1	0.42
21-1844E3	552.0	553.1	1.1	<0.05
21-1844E3	553.1	553.5	0.4	10.25
21-1844E3	553.5	554.0	0.5	25.9
21-1844E3	549.0	554.0	5.0 [3.7]	7.92
CWM
21-1905E1	464.9	465.2	0.3	14.3
21-1905E1	465.2	465.6	0.4	15.7
21-1905E1	464.9	465.6	0.7 [0.6]	15.0
C9
21-1905E2	353.5	354.3	0.8	9.9
21-1905E2	354.3	355.0	0.7	4.31
21-1905E2	355.0	356.0	1.0	<0.05
21-1905E2	356.0	356.5	0.5	0.9
21-1905E2	356.5	357.5	1.0	0.06
21-1905E2	357.5	358.5	1.0	0.25
21-1905E2	358.5	359.5	1.0	0.38
21-1905E2	359.5	360.4	0.9	9.46
21-1905E2	360.4	361.5	1.1	19.5
21-1905E2	361.5	362.5	1.0	13.9
21-1905E2	362.5	363.5	1.0	26.1
21-1905E2	353.6	363.5	9.9	8.10
C10
21-1905E2	380.9	381.5	0.6	11.9
21-1905E2	381.5	382.7	1.2	16.2
21-1905E2	382.7	383.8	1.1	0.07
21-1905E2	383.8	384.5	0.7	<0.05
21-1905E2	384.5	385.5	1.0	0.17
21-1905E2	385.5	386.5	1.0	0.07
21-1905E2	386.5	387.3	0.8	0.79
21-1905E2	387.3	388.3	1.0	3.72
21-1905E2	388.3	389.4	1.1	14.9
21-1905E2	389.4	390.1	0.7	11.5
21-1905E2	390.1	390.8	0.7	23.7
21-1905E2	390.8	391.7	0.9	22.6
21-1905E2	391.7	392.1	0.4	14.1
21-1905E2	392.1	392.5	0.4	13.7
21-1905E2	392.5	393.5	1.0	17.2
21-1905E2	393.5	394.2	0.7	5.43
21-1905E2	394.2	395.0	0.8	13.2
21-1905E2	395.0	395.7	0.7	4.42
21-1905E2	395.7	396.0	0.3	30.5
21-1905E2	396.0	396.9	0.9	20.6
21-1905E2	396.9	397.6	0.7	26.9
21-1905E2	397.6	398.7	1.1	12.3
21-1905E2	380.9	398.7	17.8	11.1
CWM
21-1905E2	486.0	487.2	1.2	8.5
21-1905E2	487.2	488.0	0.8	0.38
21-1905E2	488.0	489.2	1.2	2.67
21-1905E2	489.2	490.1	0.9	3.62
21-1905E2	490.1	491.0	0.9	<0.05
21-1905E2	491.0	492.1	1.1	<0.05
21-1905E2	492.1	492.8	0.7	7.68
21-1905E2	492.8	493.6	0.8	19.95
21-1905E2	486.0	493.6	7.6 [5.8]	4.98

Composites were calculated from length weighted Au sample interval results. Grade capping and cut-off have not been applied.